TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 29, 2008

Unaudited – Prepared by Management	1

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT FEBRUARY 29, 2008

ASSETS
	Feb. 29,	Feb. 28,	May 31,
	2008	2007	2007
	Unaudited	Unaudited	Audited
	$	$	$
Current Assets:
Cash	488,779	4,164	2,947
Amounts receivable	87,218	113,779	12,515
Prepaid expenses	8,008	5,136	6,773

	584,005	123,079	22,235

Investments (Note 3)	4,026	4,026	4,026

Equipment (Note 4)	14,279	18,262	17,269

Gas Wells (Note 5)	264,522	312,179	287,936

Mineral Property Interests (Note 6)	251,517	231,690	231,086

Deferred Exploration Expenditures (Note 6)	3,038,928	2,903,554	2,999,743

	4,157,277	3,592,790	3,562,295

LIABILITIES AND CAPITAL LESS DEFICIT

Current Liabilities:

Accounts payable and accrued liabilities	73,153	92,016	128,097
Advances from (to) related parties (Note 8)	42,970	176,018	172,180
	116,123	376,493	300,277

Share Capital - Issued (Note 9)	12,057,166	10,627,332	10,839,259

Subscriptions Received	-	90,135	70,000

Contributed Surplus	285,754	182,177	285,754

Deficit	(8,301,766)	(7,683,347)	(7,932,995)

	4,041,154	3,216,297	3,262,017

	4,157,277	3,592,790	3,562,295

Contingencies and Commitments (Note 10)

Approved by the Directors:

“John Robertson”	John Robertson

“Jennifer Lorette”	Jennifer Lorette

TERYL RESOURCES CORP.

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 29, 2008

	Three Months Ended		Nine Months Ended
	Feb. 29,		Feb. 29,
	2008	2007	2008	2007
	$	$	$	$
Oil and Gas Operations:
Revenue from Oil & Gas Sales	9,359	4,362	20,522	17,089
Less: Oil & Gas Operating expenses	4,611	1,404	7,344	4,629
Net Income (Loss) from Oil and Gas	4,748	2,958	13,178	12,460

General and Administrative Expenses:
Audit, accounting and legal	27,690	7,516	68,579	42,095
Consulting, publicity and investor relations	58,630	11,398	105,537	49,160
Management and directors fees	16,727	18,855	42,569	56,575
Secretarial fees and benefits	8,599	9,146	14,191	29,252
Office supplies, courier & telephone	11,003	3,778	27,646	20,164
Filing fees and electronic data services	16,507	4,489	53,070	8,933
Office rent and utilities	2,903	4,637	10,162	7,060
Auto, travel and entertainment	11,221	1,232	25,022	8,608
Transfer agent fees	2,918	2,667	7,019	4,269
Bank charges and other interest - net	141	8	(149)	32
Foreign exchange loss (gain)	4,879	1,942	1,899	(1,351)
Depletion of wells	7,805	-	23,414	-
Amortization	997	1,570	2,990	3,555
General and Administrative Expenses	170,020	67,238	381,949	228,352
Net Income (Loss) for the Period	(165,272)	(64,280)	(368,771)	(215,892)
Deficit - Beginning of Period	(8,136,494)	(7,691,067)	(7,932,995)	(7,467,455)
Deficit - End of Period	(8,301,766)	(7,683,347)	(8,301,766)	(7,683,347)

EARNINGS (LOSS) PER SHARE	(0.0039)	(0.0016)	(0.0087)	(0.0059)

Weighted Average Shares Outstanding	42,339,227	39,568,188	42,339,227	39,568,188

TERYL RESOURCES CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 29, 2008

	Three Months Ended		Nine Months Ended
	Feb. 29,		Feb. 29,
	2008	2007	2008	2007
	$	$	$	$
Operating Activities:
Revenue receipts	9,359	4,863	20,522	17,089
Payment of oil and gas operating costs	(4,611)	(1,404)	(7,344)	(4,629)
Receipts of interest income	156	126	810	576
Receipts from sales tax rebates	-	2,752	-	9,786
Payments to suppliers for goods and services	(177,876)	(21,963)	(488,237)	(182,301)
Cash Flows from Operating Activities	(172,972)	(15,626)	(474,249)	(159,479)

Financing Activities:
Shares issued less subscription receivable	763,437	12,000	1,148,907	12,000
Related parties advances (repayments)	(129,210)	32,613	(129,210)	99,603
Cash Flows from Financing Activities	634,227	44,613	1,019,697	111,603

Investing Activities:
Exploration & development costs	(17,404)	(11,379)	(39,185)	(27,681)
Purchase of mineral property interests	(6,013)	(7,000)	(20,431)	(25,454)
Purchase of gas well interests	-	-	-	(104,461)
Cash Flows from Investing Activities	(23,417)	(18,379)	(59,616)	(157,596)
Increase (Decrease) in Cash	437,838	10,608	485,832	(205,472)
Cash (Deficiency) at Beginning of Period	50,941	(6,444)	2,947	209,636
Cash (Deficiency) at End of Period	488,779	4,164	488,779	4,164

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange and on the OTC-BB.

The Company makes expenditures on acquiring mineral properties and carries out exploration work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $ 368,771 in the period ended February 29, 2008 (2007 - $ 215,892). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska and Arizona mineral property interests and Texas oil and gas well interests.

b)	Equipment
The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

c)	Accounting for Oil and Gas Well Interests

The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or non-productive development wells are capitalized while the costs of non-productive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and related support equipment are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, or amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

i)	If property sold outright - costs written off entirely against proceeds.
ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
v)	If property abandoned - costs written off entirely.
e)	Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

f)	Foreign Exchange Translations
The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:
i)	Monetary items at the rate prevailing at the balance sheet date.
ii)	Non-monetary items at the historical exchange rate.
iii)	Revenue and expense at the average rate in effect during the year.
Gains or losses arising on translation are included in the consolidated statements of operations.
g)	Investments

The Company accounts for its investments in companies subject to significant influence on the equity method. Under the equity method, the pro-rata share of the investee’s earnings is recorded as income and added to the carrying value of the investments shown on the consolidated balance sheet. Dividends received are considered as a return of capital and are accordingly deducted from the carrying value of the investment.

The Company's investments in companies that are not subject to significant influence are recorded at cost. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.

h)	Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

i)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the periods ended February 29, 2008 and 2007 and year ended May 31, 2007 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments" to account for stock based transactions with officer, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight line bases over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

	m)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	n)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. At February 29, 2008, the Company did not have any asset retirement obligations.

	o)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

	p)	Comparative Figures
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

3.	INVESTMENTS

Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $ 3,600 Cdn. at February 29, 2008 (2007 - $ 5,011).

	February 29,	February
	2008	2007
Linux Gold Corp.
15,880 shares at cost	4,026	4,026

4.	EQUIPMENT

	2008	2007
Furniture and fixtures - at cost	27,010	21,010
Less: Accumulated amortization	16,859	14,646
	10,151	12,364
Automotive equipment - at cost	15,531	15,531
Less: Accumulated amortization	11,403	9,633
	4,128	5,898
	14,279	18,262

5.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US); on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US); and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All the wells are located in Knox or Laurel Counties, Kentucky, USA. The Company had first refusal rights to participate in up to 21 future wells, which expired in October, 2007. The Ken Lee well commenced production in June, 2006; the Elvis Farrell well commenced production in August, 2006; and the Clarence Bright well commenced production in December, 2006. As there has been no determination as to the gas reserves done on any of the wells, the wells are being depleted straight-line over 10 years, which is their estimated pay-out term.

Natural Gas wells - at cost	312,179	312,179
Less: Accumulated depletion	(47,657)	-
	264,522	312,179

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

6.	MINERAL PROPERTY INTERESTS

	Balance	Changes	Balance	Changes	Balance

PROPERTY COSTS:	May 31/06	2007	May 31/07	In Period	Feb. 29/08

Silverknife	1		1		1

Fish Creek	33,538	16,000	49,539		49,538

Gold Hill	-	34,231	39,231	20,431	54,662

West Ridge	116,189		116,189		116,189

Gil Venture	31,127		31,127		31,127

Stepovich Lease	9,381	(9,381)	-	-	-

	190,236	40,850	231,086	20,431	251,517

A.	SILVERKNIFE, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK, Fairbanks, Alaska, USA

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). Linux will have a 5% net royalty interest until the Company pays $2,203,000 ($2,000,000 US). The agreement was extended to expire on March 5, 2007, subject to TSX approval. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension. TSX approval of the extension is dependent upon receipt of approval of disinterested shareholders. Approval was received at the Annual General Meeting held on November 14, 2006. The 100,000 common shares were issued at a deemed price of $16,000 ($0.16 per share) on February 14, 2007. A further extension to March 5, 2009 has been granted.

C.	GOLD HILL, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company would purchase a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profits royalty to the vendors, for the following considerations:

a)	$ 5,655 ($ 5,000 US) for a 90 day option and $11,268 ($ 10,000 US) to complete a due diligence within 90 days (paid),
b)	$ 7,000 ($6,000 US) paid January 5, 2007 to the Vendors, with $6,000 US payments to be made each quarter,
c)	to complete a $ 50,000 US first phase exploration program conducted by the Vendors,
d)	$ 250,000 US per year upon commencement of production
A further 28 unpatented adjacent claims were registered 100% in the Company’s name for $ 5,498 ($ 5,214 US).
D.	WEST RIDGE, Dome Creek, Alaska, USA

Pursuant to various agreements the Company, earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company has been conducting an exploration program over the past few years.

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

6.	MINERAL PROPERTY INTERESTS (Continued)

	E.	GIL VENTURE, Dome Creek, Alaska, USA

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims. Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property during the 2006 and 2007 years. The Company’s 20% share of expenses, were $ 2,928 ($ 7,937 US) in the May, 2007 year and $ 14,282 in the February 29, 2008 period. Additional cash calls are expected in the May, 2008 year.

	F.	STEPOVICH LEASE, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease. These claims were written off May 31, 2007 since there was no potential economic value.

Deferred Exploration & Development:

	Three Months Ended		Nine Months Ended
	Feb. 29,		Feb. 29,
	2008	2007	2008	2007
Fish Creek:
Geophysical survey, auger and drilling	1,876	5,722	1,876	11,040
Lease payments and insurance	-	451	316	1,918
Exploration billed to joint venture partner	(65,830)	-	(65,830)	-
	(63,954)	6,173	(63,638)	12,958
Westridge:
Rent	-	249	6,152	7,280
Geophysical survey	8,130	1,081	8,130	1,948
	8,130	1,330	14,282	9,228
Gold Hill:
Reclamation bond and storage	3,330	-	3,330	-
Maintenance and permits	2,734		2,734
Geophysical. drilling and roads	65,049	11,907	78,935	11,907
Assays, maps and travel	2,115	-	3,542	1,619
	73,228	11,907	88,541	13,526
Exploration and development for period	17,404	19,410	39,185	35,713
Exploration & development start of period	3,021,524	2,884,144	2,999,743	2,867,841

Exploration & Development at End of Period	3,038,928	2,903,554	3,038,928	2,903,554

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

7.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of February 28 are as follows:

	2008	2007
Non-capital losses carry forwards	$804,000	$741,000
Equipment	14,000	20,000
Resource deductions	474,000	474,000
	1,292,000	1,235,000
Valuation allowance	(1,292,000)	(1,235,000)

Future income tax asset	$-	$-

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2008	2007
Statutory tax rate	34%	36%
Income tax recovery at statutory rate	$(148,300)	$(183,800)
Permanent differences	2,900	1,300
Effect of change in tax rate	51,700	43,100
Tax benefits not recognized	93,700	139,400
	$-	$-

The Company has non-capital losses of approximately $2,456,000 (2006 - $2356,000), which expire over the years 2007 to 2027. The Company also has cumulative exploration expenses in the amount of $1,926,000 (2006 - $1,688,000) in Canada, which can be carried forward indefinitely.

8.	ADVANCES FROM (TO) RELATED PARTIES

	February 29,	February 28,
	2008	2007
Access Information Systems	6,000	-
IAS Communications Inc.	-	13,103
Information Highway.com	20,407	-
JGR Petroleum, Inc.	44,564	44,564
Linux Gold Corp. (See Note 3)	(65,830)	52,505
Rainbow Network	23,205	25,769
Reg Technologies Inc.	(3,285)	3,285
REGI US Inc.	428	-
J.G. Robertson	17,481	20,735
SMR Investments Ltd.	-	16,057
	42,970	176,018

Advances from/to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Information
For the Nine Months Ended February 29, 2008

9.	SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value
     5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common

	NUMBER OF		CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, May 31, 2006	39,468,188	10,624,108	169,401

Shares issued for mineral properties (a)	100,000	16,000	-
Private placement (b)	1,194,340	179,151	-
Private placement warrants exercised	100,000	20,000	-
(c)
Stock based compensation	-	-	116,353
	1,394,340	215,151	116,353

Balance, May 31, 2007	40,862,528	10,839,259	285,754

Private placement (d)	2,715,000	407,250	-
Stock option exercised (e)	10,000	1,500	-
Private placement (f)	6,000,000	900,000	-
Share issue costs	-	(90,843)	-
	8,725,000	1,217,907	-

Balance, February 28, 2008	49,587,528	12,057,166	285,754

a.	On February 14, 2007, 100,000 common shares were issued at $0.16 per share to Linux Gold Corp. under the terms of the Fish Creek mineral property agreement.
b.

On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.

c.	On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share.
d.

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share and in the second year for $0.25 per share.

e.	On February 14, 2008, an employee exercised a stock option for 10,000 shares at a price of $ 0.15 per share.
f.

On February 22, 2008, the company issued 6,000,000 units of capital stock pursuant to a Private Placement with 77 placees at a price of $ 0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share. A subscription receivable of $ 69,000 was deposited after the date of these statements.

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

9.	SHARE CAPITAL (Continued)

On June 29, 2006, a consultant was granted stock options to purchase up to 25,000 common shares at a price of $0.30 per share for five years, which were repriced on May 8, 2007 to $0.15.

On November 2, 2006, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.18 per share for five years.

On April 22, 2007, 1,590,000 stock options expired unexercised. On April 24, 2007, 1,600,000 directors’ stock options were granted at a price of $0.15 per share expiring April 24, 2012.

On May 8, 2007, approval was granted to reprice 50,000 employees’ stock options from $0.40 to $0.15 and extend the exercise date from December 16, 2007 to April 24, 2012; and 50,000 directors’ stock options were repriced from $0.35 to $0.15 with the exercise date unchanged.

On June 30, 2007, 250,000 stock options expired unexercised.

On November 7, 2007, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.22 per share for five years.

On January 25, 2008 the company entered into an investor relations agreement with KCrew Communications Inc. for three months at $ 8,500 per month. The company agreed to grant KCrew a stock option to purchase up to 300,000 common shares at a price of $ 0.15, which expires May 25, 2008.

Subsequent to the date of these financial statements, on March 4, 2008 a consultant’s option for 75,000 common shares at a price of $ 0.40 expired and was replaced on March 10, 2008 with an option for 75,000 shares at a price of $ 0.21 expiring March 10, 2013.

During the period ended February 28, 2008 the Company had the following stock option activity:

		Weighted
	No. Of	Ave. Exercise
	Options	Price

Balance outstanding May 31, 2007	2,487,500	$0.21

Granted (Canceled)	325,000	0.23
Expired	(250,000)	0.285
Exercised	(10,000)	0.15

Balance outstanding February 28, 2008	2,552,500	$0.22

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

9.	SHARE CAPITAL (Continued)

Outstanding Commitments to Issue Shares

At February 28, 2008, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER OF		EXPIRY
COMMITMENT	SHARES	PRICE	DATE

Private placement warrants	1,094,350	$ 0.20	April 11, 2008
Private placement warrants	1,324,000	$ 0.35	May 17, 2008
Private placement warrants	2,715,000	$ 0.20/0.25	Aug. 30, 2008/2009
Private placement warrants	6,000,000	$ 0.20	Feb. 22, 2009
Consultants options	75,000	$ 0.40	March 4, 2008
Consultants options	300,000	$ 0.15	May 25, 2008
Consultants options	112,500	$ 0.20	October 20, 2008
Consultants options	300,000	$ 0.45	November 13, 2008
Directors options	40,000	$ 0.15	March 5, 2009
Consultants option	25,000	$ 0.30	June 11, 2011
Employee option	25,000	$ 0.18	November 2, 2011
Directors/Employee options	1,650,000	$ 0.15	April 24, 2012
Employee option	25,000	$ 0.22	November 7, 2012

	13,685,850

The following table summarizes information about the stock options outstanding at Feb. 28, 2008:

		Weighted
	Number	Average	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable

$ 0.40	75,000	0.01	75,000
0.20	112,500	0.70	112,500
0.45	300,000	0.75	300,000
0.15	2,015,000	3.90	2,015,000
0.22	25,000	4.50	25,000
0.18	25,000	4.75	25,000

$ 0.21	2,552,500	3.85	2,552,500

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 130% (2006 - 52%), weighted average risk free interest rate of 4.11% (2006 – 3.40%) and expected life of 4.50 years (2006 - 2 years).

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended February 29, 2008

10.	CONTINGENCIES AND COMMITMENTS

See Outstanding Commitments to Issue Shares in Note 9.

On December 7, 2007 the Company entered into a consulting agreement with Renmark Financial Communications to provide investor relations services from December, 2007 to November, 2008. The fees are $ 6,000 per month for December, 2007 through May, 2008 and $ 7,500 per month for June, 2008 through November, 2008, subject to regulatory approval.

11.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company, which shares office facilities, staff and several directors.

SMR Investments Ltd., is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company was charged management fees by SMR of $ 22,500 during the current period (2007 - $ 22,500).

The Company owns 15,880 shares of Linux Gold Corp., a BC public company with common directors, staff and office facilities.

During the February 28, 2008 period, directors fees of $ 11,000 (2007 - $ 9,000) were paid to J. Robertson, President of the Company; administration consulting fees of $ 3,500 (2007 - $ 18,000) were paid to J. Lorette, a director of the company and secretarial and consulting fees of $ 2,325 (2007 - $ 11,250) were paid to M. van Oord, a director of the company.

During the February 28, 2008 period, fees of $ 7,570 (2007 - $ 7,075) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office rent amounted to $ 10,163 for the period ended February 28, 2008 (2007 - $ 11,907) which is shared with Reg Technologies Inc., and Linux Gold Corp.

12.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. On August 29, 2007 the final six subscribers agreed to a settlement of $ 70,000 Cdn. ($ 50,250 US). On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding.